

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Ralph Montrone
Chief Executive Officer
TrailOne, Inc.
1844 South West
Salt Lake City, UT 84104

> **Re: TrailOne, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on January 21, 2011**
> **File No. 333-170781**

Dear Mr. Montrone:

We have reviewed your responses to the comments in our letter dated December 20, 2010 and have the following additional comments.

Prospectus Summary, page 1

General Introduction, page 1

1. Please revise your disclosure to explain how you intend to market to the wholesale market when your product appears to be "made to order to each specific customer's wants and desires with an individualized custom look." Please also advise how you intend to market to the wholesale market when you will not produce any license plate tags until you have sold the product to an end user.

2. We note your response to our prior comment six and reissue our comment in part. Please revise to indicate the amount of time that your present capital will last at this rate here and on pages 15, 20 and 21. In addition, please clarify whether you are providing a monthly burn rate. In this regard we note your disclosure that "[t]his includes a three month burn." Also revise for consistency your disclosure on page 15 and pages 20 and 21 where you state that your monthly burn rate is $1,000 and $4,000, respectively.

3. We note your response to our prior comment seven and reissue our comment in part. Please clarify whether you are currently developing the product or marketing the product. If you have not developed the product yet, please explain how you are marketing it. Please also advise as to your plans to obtain the materials such as the minerals and gems that you will use on the license plate tags.

Business Development, page 1

4. Please provide consistent disclosure regarding your marketing efforts. In this regard, we note your disclosure on page 2 that you have "commenced the marketing of one license plate tag[s] for sale to the general public" and that you are not "offering the product to anyone at this time."

Subsequent Sales Strategy, page 1

5. We note your response to our prior comment eight. Please revise the first paragraph of this section to remove all marketing language. We note, for example, "our product offers a very high rate of exclusivity," "high end automobile enthusiast," "high end retailers," "high end catalog companies that cater specifically to the elite/rich & famous clientele," "our product to be distinguished, exclusive and refined" and "[o]ur product is intended to add the ultimate in personalized 'Bling' to any automobile."

6. Please revise to delete references to NFL, NBA, MLB, NHL, NASCAR, NHRA, FIA (Formula One) and various car manufacturers, such as Porsche, Bentley, and others, on pages 1, 15, and 24.

7. Please advise whether you have any agreements in place to advertise with the companies discussed in this section. If so, please file these agreements as exhibits to your registration statement. If not, please remove references to specific companies.

Risk Factors, page 5

If We Do not Obtain Additional Financing, page 5

8. We note your response to our prior comment 12. However, please provide the total amount of financing you will require and clarify whether you have provided annual cost estimates here and on page 8. In this regard, we note your disclosure on page 15 that the development of relationships with strategic business partners alone will cost $10,000. Additionally, please revise to clarify whether you have any agreements in place with Mr. Montrone to provide this financing.

Special Note Regarding Forward-Looking Statements, page 10

9. We note your response to our prior comment 14 and reissue our comment. You refer in this section to the expected impact of a Share Exchange that is not otherwise discussed in the prospectus. Please revise or advise.

Use of Proceeds, page 11

10. We note your response to our prior comment 15 and reissue our comment. Please revise to clarify how you intend to pay the remaining $2,500 to cover your fees, costs, and expenses of this offering.

11. We note your response to our prior comment 16. You continue to refer to an "investment agreement" with the selling security holder on page 11. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 14

12. We note your response to our prior comment 18 and the revised disclosure on page 15. Please further revise to discuss in greater detail how you intend to obtain any additional funds needed to finance the start-up of operations. In this regard, refer to page 20 where your disclosure appears to indicate that you will require $75,000 to begin operations. Your plan of operation should provide a more detailed discussion of your plan for raising this additional capital including each step required as well as any contingencies in the raising of the capital.

General Overview; Nature of Business, page 14

13. Please revise your disclosure to include the estimated sales price for your product.

14. We note your disclosure on page 15 that you are currently accruing salaries for your officers and directors. We also note your disclosure in the first full paragraph on page 19 that you may have to reduce expenses, including officer's compensation, if you are unable to achieve profitable operations in the near term. These statements appear to conflict with your disclosures on pages 26, 28 and 29 which indicate that you are not paying any salaries at this time and do not have any current intention of paying any salaries. Please advise or revise for consistency.

15. While we note your response to our prior comment 25, it still appears that you have disclosure indicating that you will provide services. We note your disclosure that you intend to "put [your] service on internet" on pages 15 and 20, "cash expected to be generated from services" on page 19 and that you anticipate receiving "services-generated income" on page 20. Please revise your disclosure on pages 15, 19 and 20 and elsewhere as applicable to clarify that you do not provide any services or advise.

Plan of Operation, page 21

16. We note your response to our prior comment 22 and reissue our comment. Please revise significantly your plan of operation and MD&A sections to discuss your detailed plan to become operational and through to revenue generation. This discussion should include

each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing timeframes and quantified estimates of these amounts for each step.

17. While we note your response to our prior comment 24, it appears that the disclosure in the notes to your financial statements on page F-6 still indicate that your products will be available in "USDM (American); JOM (Japanese); EURO (European) and AU (Australian) dimensions." Please advise.

18. We note your disclosure in this section that most of your expenses are anticipated to be the costs associated with being a public company and your marketing costs will be minimal. We also note your disclosure that you estimate your capital requirements for the next six months to be in the range of $24,000 to $30,000. Similar disclosure regarding this range of $24,000 to $30,000 appears on page 20. This appears to conflict with your disclosure on page 20 that your estimated costs over the next six months are $6,000 to $15,000 for marketing and your direct sales program and $9,000 to maintain reporting status. Please revise your disclosure for consistency or advise.

Description of Business, page 21

Description of Products, page 23

19. We note your response to our prior comment 27. Please expand your description to explain what makes your product "unique and individual."

20. We note your response to our prior comment 28 and reissue our comment. Please expand your disclosure to clarify your statement that you own "all the rights to the specifications for the automobile license plate tag." Revise your registration statement to disclose whether you registered any trademarks, patents or hold other intellectual property rights.

Experienced Management, page 26

21. Please delete the term "successful track record of its management" or please provide support for this statement.

Performance, page 26

22. Please provide support for your belief that your "ability to provide quality tags, service performance and service consistency is one of [your] key advantages" or please delete this statement.

Niche Industry, page 26

23. We note your response to our prior comment 30 and reissue our comment. It is unclear from your disclosure what your niche is. Please revise your disclosure to provide sufficient information about the niche market within your industry or advise. In addition, please provide support for your statements that "no one else makes anything even close to our product" and your product is "geared only to those who can afford to be extravagant in showing off their vehicles in a way that most people are unable to do and thus have a market unto ourselves" or please delete.

Employees, page 26

24. We note your response to our prior comment 31. You continue to state on pages 2 and 22 that you have two employees. Please revise or advise.

25. We note your response to our prior comment 32. Please advise as to what will be considered "sufficient funding" for Mr. Montrone to begin to devote 40 hours per week to your company.

Interest of Management and Others in Certain Transactions, page 30

26. We note your response to our prior comment 35 and reissue our comment. Please provide the disclosure required by Item 404(a) for the "transaction described above" in this section.

Report of the Independent Registered Public Accounting Firm, page F-1

27. Please tell us the reason why the date of the independent accounting firm's report was changed from November 23, 2010 to January 20, 2011.

Part II

Item 17. Undertakings, page II-2

28. We note your response to our prior comment 36 and reissue our comment. It does not appear that you are conducting an underwritten offering. Please remove the first paragraph in this section because it does not appear to apply to your offering or advise.

Exhibit 5.1

29. We note your response to our prior comment 37 and reissue our comment. Please revise the legal opinion to reference "Form S-1 filed on November 23, 2010, as amended."

30. Please revise your opinion to provide the correct address for TrailOne, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551- 3601 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax): Leo J. Moriarty
(714) 316-1306